Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands).

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Loss before provision (benefit) for income taxes	$(113,744)	$(171,449)	$(132,960)	$(37,057)	$(102,772)	$(35,142)
Add: Fixed charges	30,697	33,688	10,278	11,552	12,505	15,595
Less: Capitalized interest	(164)	(142)	(55)	(378)	(329)	(403)

Earnings (loss)	$(83,211)	$(137,903)	$(122,737)	$(25,883)	$(90,596)	$(19,950)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(113,744)	$(171,449)	$(132,960)	$(37,057)	$(102,772)	$(35,142)

Fixed charges:
Interest expense and capitalized interest	$11,435	$12,282	$7,336	$7,392	$7,793	$10,191
Non-cash interest expense on liability related to sale of future royalties	16,644	18,057	—	—	—	—
Estimated interest portion of capital leases	1,665	2,591	2,942	3,202	3,434	3,634
Amortization of deferred financing costs	953	758	—	958	1,278	1,770

Total Fixed charges	$30,697	$33,688	$10,278	$11,552	$12,505	$15,595

Preference dividends	$—	$—	$—	$—	$—	$—

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